UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A. A Publicly-Held Company Corporate Taxpayers’ ID (CNPJ/MF) No. 02.429.144/0001-93 Corporate Registry ID (NIRE) 35.300.186.133	ERSA – ENERGIAS RENOVÁVEIS S.A. A Publicly-Held Company Corporate Taxpayers’ ID (CNPJ/MF) No. 08.439.659/0001-50 Corporate Registry ID (NIRE) 35.300.335.813

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”) and ERSA – Energias Renováveis S.A. (“ERSA”), in compliance with the provisions of Law No. 6.404/76 (as amended) and with Rule No. 358/02 (as amended) of the Brazilian Securities and Exchange Commission (“CVM”) hereby jointly inform their shareholders and the market that CPFL Energia and its controlled companies CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) (jointly “CPFL”) and ERSA’s shareholders, have entered, on the date hereof, into an Joint Venture Agreement (the “Agreement”) setting forth the terms and conditions under which they intend to ally renewable energy assets and projects owned by CPFL and ERSA in Brazil (the “Joint Venture”), such being considered wind farms, small hydro power plants (“PCHs”) and biomass thermoelectric power plants (the “Assets”).

In general terms, the Joint Venture will comprise the following steps:

(i)        CPFL Geração will perform the segregation of the PCHs currently comprising its assets and which are under its operation, transferring them to special purpose vehicles under its direct control (the “PCH Companies”);

(ii)       CPFL Geração and CPFL Brasil will incorporate a new holding company  (“New CPFL”), in the capacity of its sole shareholders, to which all their Assets, including the PCH Companies will be transferred;

(iii)      ERSA shall merge with New CPFL, causing CPFL Geração and CPFL Brasil to become part of the controlling block of ERSA as its majority shareholders, holding, jointly, 63.6% of the total and voting stock of ERSA, while ERSA’s existing shareholders will hold 36.4%; and

(iv)     Simultaneously with the merger described above, ERSA shall have its corporate name changed to CPFL Energias Renováveis S.A. (“CPFL Renováveis”).

The exchange ratio between ERSA’s shares and New CPFL’s shares, for purposes of the merger, is based on ERSA’s economic value and on the economic value of the Assets owned by CPFL and which will be contributed to New CPFL, which shall be confirmed by appraisal reports prepared by expert companies, pursuant to applicable regulations. In the context of the Joint venture, the assets involved were evaluated at R$ 4.5 billion (equity value).

The terms and conditions of the merger will be submitted to approval by the Shareholders Meeting of the parties, as required under applicable laws. The documents necessary for the deliberation on such transaction will be made available to the market in due course, pursuant to CVM Rule No. 319/99 (as amended).

The Joint Venture is subject to certain conditions set forth in the Agreement, including authorizations from regulatory bodies and corporate reorganization of the companies controlled by CPFL, as well as compliance with the terms and conditions already informed through the material fact notice disclosed on April 7, 2011, related to the acquisition of the SIIF assets by CPFL.

Pursuant to the provisions of Article 256 of Law No. 6.404/76 (as amended), the Joint Venture shall be submitted to ratification by the Shareholders’ Meeting of CPFL Energia, to be called in due course. In case the requirements set forth in paragraph 2 of Article 256 of Law No. 6.404/76 are met, upon the publication of the call notice of the aforementioned Shareholders’ Meeting, the terms for the potential exercise of withdrawal rights by the shareholders owners of shares of CPFL on the date hereof will be disclosed, provided that such right may be exercise, if applicable, based on the book value of the shares of CPFL Energia, to be determined in the future, pursuant to the provisions of Law No. 6.404/76 (as amended).

The conclusion of this Joint Venture shall result in the creation of a company with 1,034 MW of power operating and under construction with remarkable presence within the three main technologies developed in the country – wind farms, PCHs and biomass thermoelectric power plants.

São Paulo, April 19, 2011.

_____________________________

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investors Relations Officer

_____________________________

ERSA - ENERGIAS RENOVÁVEIS S.A.

MARCELO ANTÔNIO GONÇALVES SOUZA

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 19, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.